UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission File Number: 1-39093
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
BellRing Brands, Inc. 401(k) Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144
(314) 644-7600

BellRing Brands, Inc.
401(k) Plan

i

Report of Independent Registered Public Accounting Firm

To the Employee Benefit Trustees Committee of
BellRing Brands, Inc. and Administrator of the
BellRing Brands, Inc. 401(k) Plan
St. Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BellRing Brands, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule H, Line 4i-Schedule of Assets (Held at Year End) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Armanino LLP
We have served as the Company’s auditor since 2020.
St. Louis, Missouri
June 21, 2022

BellRing Brands, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2021	2020
Investments, at fair value	$25,354	$19,860
Notes receivable from participants	304	270
Net assets available for benefits	$25,658	$20,130
See accompanying Notes to Financial Statements.

BellRing Brands, Inc.
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2021
Additions
Investment income:
Interest and dividend income, investments	$582
Net appreciation in fair value of investments	2,578
Net investment income	3,160

Contributions:
Employer	1,324
Participant	2,445
Rollovers	701
Total contributions	4,470

Interest income from notes receivable from participants	11

Total additions	7,641

Deductions
Payment of benefits	2,095
Other deductions	18
Total deductions	2,113

Net increase in assets available for benefits	5,528

Net assets available for benefits:
Beginning of period	20,130
End of period	$25,658
See accompanying Notes to Financial Statements.

BellRing Brands, Inc. 401(k) Plan
Notes to Financial Statements
NOTE 1 – DESCRIPTION OF PLAN
The following description of the BellRing Brands, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
BellRing Brands, Inc. (along with its consolidated subsidiaries, “BellRing” or “the Company”) is a consumer products holding company operating in the global convenient nutrition category and is a provider of ready-to-drink (“RTD”) protein shakes, other RTD beverages, powders, nutrition bars and nutritional supplements.
On October 21, 2019, BellRing Brands, Inc. (“BellRing Inc.”) closed its initial public offering (the “IPO”) of its Class A common stock, $0.01 par value per share (the “Class A common stock”) and contributed the net proceeds from the IPO to BellRing Brands, LLC, a Delaware limited liability company and subsidiary of BellRing Inc. (“BellRing LLC”), in exchange for BellRing LLC non-voting membership units (“BellRing LLC units”) which represented 28.5% and 28.8% of the economic interest in BellRing LLC as of December 31, 2021 and 2020, respectively. As a result of the IPO and certain other transactions completed in connection with the IPO, BellRing LLC became the holder of the active nutrition business of Post Holdings, Inc. (“Post”). Post’s ownership of BellRing LLC units represented 71.5% and 71.2% of the economic interest in BellRing LLC as of December 31, 2021 and 2020, respectively.
BellRing Inc. adopted the Plan on January 1, 2020 (the “Effective Date”). BellRing employees who were participants in the Post Savings Investment Plan (the “Post Plan”) at the Effective Date ceased participation in the Post Plan and were no longer eligible to make contributions to the Post Plan. Current BellRing employees’ account balances in the Post Plan at the time of adoption were transferred from the trust for the Post Plan to the trust for the Plan (“trust-to-trust transfer”) following the Effective Date. Former BellRing employees’ account balances that were still in the Post Plan prior to the Effective Date were not transferred in the trust-to-trust transfer. The trust for the Plan received $14,102,923 as part of the trust-to-trust transfer, and also received notes from participant loans valued at $172,335.
On March 10, 2022, Post completed its previously announced distribution of 80.1% of its ownership interest in BellRing to Post shareholders. For additional information on the distribution, see Note 6.
The Plan is a defined contribution plan, the purpose of which is to permit deferrals of compensation by eligible employees of the Company and to provide these employees with the opportunity to invest in funds for the purpose of saving for retirement.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Plan is also intended to qualify as a cash or deferred profit sharing plan under section 401(k) of the Code.
Plan Participation
All regular domestic employees of the Company are eligible to participate in the Plan subject to the Plan’s eligibility rules. Eligible employees generally may begin making employee deferrals on their date of hire. Eligibility for Company matching contributions generally begins on the first day of the calendar month following 12 months of service.
Plan Administration
The Plan is administered by BellRing Inc., with certain ministerial functions associated with day-to-day administration delegated to Post. Except for matters required by the terms of the Plan to be decided by the trustee or matters delegated to the BellRing Brands, Inc. Employee Benefit Trustees Committee (the “EBTC”), the Plan administrator has the exclusive right to interpret the Plan and to decide any and all matters arising under the Plan or in connection with its administration. The Plan designates the EBTC as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets. The Plan designates the EBTC as the claims fiduciary for the Plan. Certain Plan expenses are paid by the Company.
Contributions
In 2021, the pre-tax contribution amount, Roth contribution (after-tax) amount or combination of pre-tax and Roth contributions was limited to $19,500 per calendar year for each participant, and a catch-up contribution for individuals ages 50 or over was limited to $6,500 per calendar year for each participant. Subject to such limitations, participants may generally make Roth or pre-tax contributions of 1% to 50% of their compensation in 1% increments.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.
The Company generally matches a percentage of compensation that a participant contributes to the Plan in amounts defined by the terms of the Plan, beginning on the first month following one year of service. Company contributions and earnings generally vest 100% upon eligibility.
Investment Options
All contributions are deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company (“Vanguard”) or any successor trustee as may be selected by the EBTC. The values of the trust funds change according to increases or decreases in the values of the assets, gains or losses on sales of assets held therein and income from dividends and interest. In addition, Vanguard performs all record-keeping functions for the Plan. The trustee maintains as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the year ended December 31, 2021, participants were able to allocate their contributions among the available investment options, including mutual funds, collective trust funds and a BellRing Brands, Inc. stock fund.
Withdrawals, Loans and Forfeitures
Upon participant termination, retirement, disability or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several alternatives regarding the timing of distributions. Plan withdrawals from certain contribution accounts may be made prior to termination or retirement if a participant is at least age 59 1/2 or for cases of hardship. Hardship withdrawals are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by BellRing Inc., as defined within the Plan document.
In addition, due to the enactment of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) on March 27, 2020, certain Plan participants qualified for a new COVID-related distribution option through December 31, 2020. Individuals who were diagnosed with (or those whose spouse or dependent was diagnosed with) COVID-19, or who experienced adverse financial consequences as a result of being quarantined, furloughed or laid off, having work hours reduced or being unable to work due to lack of childcare due to COVID-19 (“Qualified Individuals”), could choose to take COVID-related distributions of up to $100,000 in 2020 without being subject to either the usual early distribution penalty applicable to those who have not yet reached age 59-1/2 or the mandatory withholding requirement. The distribution may be returned to the Plan during a three-year period following the distribution.
The Plan, subject to certain rules and regulations, permits participants to borrow from their vested account balances. Such loans will be permitted for any purpose, provided certain Plan conditions and certain other conditions as prescribed by federal law are met. Generally, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest equal to the prime rate as most recently adjusted, on a quarterly basis, and as reported in The Wall Street Journal, plus one percentage point. Principal and interest are generally paid ratably through payroll deductions for each pay period in which the participant receives compensation from the Company; however, as a result of the Plan’s implementation of a portion of the CARES Act, Plan participants who were Qualified Individuals were able to suspend, for up to one year, loan repayments which would otherwise have been due between the date this provision was implemented and December 31, 2020, with interest continuing to accrue while repayment was suspended.
Upon termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, were immaterial during the years ended December 31, 2021 and 2020.
Amendments and Termination
The Board of Directors of BellRing Inc. delegated authority to amend the Plan to 1) the President and Chief Executive Officer, General Counsel and Vice President of People of BellRing Inc., provided that any such amendment is not reasonably expected to increase BellRing Inc.'s liability with respect to the Plan by more than $5,000,000, determined on a present value basis, and 2) the chairman of the EBTC, provided that any such amendment is not reasonably expected to increase BellRing Inc.’s liability with respect to the Plan by more than $15,000,000, determined on a present value basis. BellRing Inc. may terminate the Plan or amend the Plan so that Company matching contributions cease. In the case of Plan termination, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded upon distribution.
Investment Valuation
The Plan’s investments are stated at fair value or net asset value (“NAV”) for collective trust funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The EBTC determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors and custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Capital gain distributions are included in dividend income. Investment securities are exposed to various risks, such as interest rate, market and credit.
NOTE 3 – FAIR VALUE MEASUREMENTS
The following table presents the Plan’s assets measured at fair value on a recurring basis and the basis for that measurement according to the levels in the fair value hierarchy in Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement.”

	December 31, 2021		December 31, 2020
dollars in thousands	Total	Level 1	Total	Level 1
Mutual Funds	$11,183	$11,183	$8,574	$8,574
Common Stock (a)	1,239	1,239	1,065	1,065
	12,422	12,422	9,639	9,639
Collective Trusts (b)	12,932	—	10,221	—
	$25,354	$12,422	$19,860	$9,639
(a)As of December 31, 2021 and 2020, the Plan’s common stock consisted of BellRing Inc. Class A common stock and Post common stock transferred from the Post Plan. See Notes 1 and 4 for information regarding Post’s relationship to the Company.
(b)In accordance with ASC Topic 820, certain investments that were measured at NAV (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources, while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual Funds — Shares of mutual funds are valued at quoted market prices on the last business day of the Plan year, which represent the fair market value of shares held by the Plan.
Common Stock — The BellRing Inc. Stock Fund and Post Stock Fund are valued at quoted market prices of shares held by the Plan on the last business day of the Plan year plus any uninvested cash holdings.

Collective Trusts — The collective trusts are valued at the NAV of the units held by the Plan. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investment securities could result in a different fair value measurement at the reporting date and it is therefore, at least reasonably possible, that these differences could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
The following table summarizes investments for which the fair value is measured using the NAV per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments and the notice period is applicable only to the Plan.

	Fair Value		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
dollars in thousands	December 31, 2021	December 31, 2020
Collective Trusts	$12,932	$10,221	$—	Daily	None
NOTE 4 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of BellRing Inc. Class A common stock. BellRing Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2021, these shares had a total cost of $509,522 and a market value of $630,187. During 2021, the Plan purchased $192,200 and sold $2,272 of such assets. At December 31, 2020, these shares had a total cost of $319,594 and a market value of $369,022. During 2020, the Plan purchased $323,607 and sold $4,518 of such assets.
Certain Plan investments are shares of Post common stock. Prior to the Plan’s Effective Date, BellRing’s employees participated in the Post Plan, which included investments in Post common stock. These investments were transferred to the Plan in the trust-to-trust transfer. Post was a member of BellRing LLC and indirectly held 71.5% and 71.2% of the economic interest in BellRing LLC as of December 31, 2021 and 2020, respectively (see Note 1). Therefore, transactions of Post common stock qualify as party-in-interest transactions under the provisions of ERISA. At December 31, 2021, these shares had a total cost of $396,752 and a market value of $609,002. During 2021, the Plan made no purchases of Post common stock and sold $113,675 of such assets. At December 31, 2020, these shares had a total cost of $510,427 and a market value of $696,094. During 2020, the Plan made no purchases of Post common stock and sold $279,910 of such assets.
The Plan invests in shares of mutual funds and units of collective trusts managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.
Fees paid by the Plan for administrative services were $18,377 for the year ended December 31, 2021.
NOTE 5 – INCOME TAX STATUS
The Plan obtained its latest determination letter on October 29, 2020 in which the Internal Revenue Service (“IRS”) stated that the Plan, as designed as of May 27, 2020 was in compliance with the applicable requirements of the Code as a qualified plan exempt from income tax. The Plan’s administrator and legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6 – SUBSEQUENT EVENT
In March 2022, Post completed its previously announced plan to distribute 80.1% of its ownership interest in BellRing to Post shareholders pursuant to the terms of a Transaction Agreement and Plan of Merger between BellRing Distribution, LLC, a newly-formed wholly-owned subsidiary of Post (“New BellRing”) and BellRing Merger Sub Corporation, a wholly-owned subsidiary of New BellRing (“Merger Sub”). On March 10, 2022, New BellRing converted into a Delaware corporation and changed its name to “BellRing Brands, Inc.”, and Post distributed 80.1% of its shares of New BellRing common stock, par value $0.01 per share (“New BellRing common stock”) to Post shareholders in a pro-rata distribution (“the Distribution”). Post shareholders, including participants in the Plan who held investments in Post common stock, received 1.267788 shares of New BellRing common stock for every one share of Post common stock held as of February 25, 2022.
Upon completion of the Distribution, BellRing Merger Sub merged with and into BellRing Inc. (the “Merger”), with BellRing Inc. continuing as the surviving corporation and becoming a wholly-owned subsidiary of New BellRing. Pursuant to the Merger, each outstanding share of BellRing Inc. Class A common stock, including shares held in the Plan, was converted into one share of New BellRing common stock and $2.97 merger consideration in cash (the “Merger Consideration”). The Merger Consideration received by participants of the Plan who held investments in BellRing Inc. Class A common stock prior to the Merger was invested in an age-appropriate target date retirement funds within the Plan. Subsequent to the Distribution, participants had the option to reallocate the invested Merger Consideration into other investments.

BellRing Brands, Inc.
401(k) Plan
EIN 83-4096323 Plan 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	The Vanguard Group	Vanguard Explorer Fund Admiral Shares	**	$506,891
*	The Vanguard Group	Vanguard Extended Market Index Fund Institutional Shares	**	753,314
*	The Vanguard Group	Vanguard Federal Money Market Fund	**	281,268
*	The Vanguard Group	Vanguard Institutional Index Fund	**	3,776,328
*	The Vanguard Group	Vanguard International Growth Fund Admiral Shares	**	789,443
*	The Vanguard Group	Vanguard PRIMECAP Fund Admiral Shares	**	1,068,942
*	The Vanguard Group	Vanguard REIT Index Fund Institutional Shares	**	437,740
*	The Vanguard Group	Vanguard Small-Cap Index Fund Institutional Shares	**	850,997
*	The Vanguard Group	Vanguard Strategic Small-Cap Equity Fund	**	206,450
*	The Vanguard Group	Vanguard Total Bond Market Index Fund Institutional Shares	**	853,701
*	The Vanguard Group	Vanguard Total International Bond Index Fund Admiral Shares	**	149,692
*	The Vanguard Group	Vanguard Total International Stock Index Fund Institutional Shares	**	1,036,712
*	The Vanguard Group	Vanguard Wellington Fund Admiral Shares	**	186,628
*	The Vanguard Group	Vanguard Windsor II Fund Admiral Shares	**	285,080
		Total Investment in Shares in Registered Investment Companies		11,183,186
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2015 Trust I	**	204,861
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2020 Trust I	**	565,564
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2025 Trust I	**	1,865,762
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2030 Trust I	**	1,377,595
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2035 Trust I	**	825,747
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2040 Trust I	**	1,896,388
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2045 Trust I	**	2,138,987
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2050 Trust I	**	1,952,987
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2055 Trust I	**	1,328,390
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2060 Trust I	**	604,086
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement 2065 Trust I	**	8,521
*	The Vanguard Group	Collective Trust - Vanguard Target Retirement Income Trust I	**	13,682
*	The Vanguard Group	Collective Trust - Vanguard Retirement Savings Trust III	**	148,925
		Total Investment in Shares in Collective Trusts		12,931,495
*	Post Holdings, Inc.	Common Stock - Post Holdings, Inc. Common Stock Fund	**	609,002
*	BellRing Brands, Inc.	Common Stock - BellRing Brands, Inc. Common Stock Fund	**	630,187
*	Participant Loans	Participant Loans (various maturity dates, 4.25% - 6.5% interest)	—	303,654
				$25,657,524
* Party-in-Interest
** Participant-directed investment

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the BellRing Brands, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 21, 2022	BellRing Brands, Inc.
401(k) Plan

	By:	/s/ Paul A. Rode
Name: Paul A. Rode
Title: Chairman
BellRing Brands, Inc.
Employee Benefit Trustees Committee